SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2024

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Ampliación Granada
Alcaldía Miguel Hidalgo,
11529, Mexico City, Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

“AMX and TEF Sign Non Binding Agreement”

México City, México and Madrid, Spain – September 2, 2024: América Móvil, S.A.B. de C.V. (“AMX”) [BMV: AMX] [NYSE: AMX], through one of its subsidiaries, and Telefónica S.A. (“TEF”) signed a non-binding agreement today to jointly explore their potential participation in the sale process of the assets of WOM S.A. and its affiliates in the jointly-administered Chapter 11 bankruptcy proceedings pending in the United States Bankruptcy Court for the District of Delaware. The parties may decide at any time not to submit an offer and, if they do so, any offer and potential transaction will be subject to the bidding procedures and the regulatory standards and authorizations required under the bankruptcy procedure of WOM S.A. and under the applicable sectoral and competition rules, including the prior authorization of the National Economic Prosecutor's Office of the Republic of Chile (Fiscalía Nacional Económica de Chile).

The interest of both companies in jointly exploring their potential participation in the sale process of the assets of WOM S.A. and its affiliates in Chile is based on the potential benefits that the transaction could generate for its clients and Chilean consumers in general, given that it would strengthen the telecommunications sector sustainability, increasing the ability to continue investing and competing in high-speed networks and coverage, which is key to the country's digitalization

About América Móvil: www.americamovil.com

About Telefónica: https://www.telefonica.com

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this press release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 2, 2024

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact